                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)

                                  Ckrush, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   17887P 10 6
                                 (CUSIP Number)

                     c/o Greenbaum, Rowe, Smith & Davis LLP
                                W. Raymond Felton
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                November 20, 2006
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
                              CUSIP NO. 17887P 10 6

1.   NAMES OF REPORTING PERSONS.
     I.R.S. Identification Nos. of above persons (entities only)
     Steven Angel

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

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3. SEC USE ONLY

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4.   SOURCE OF FUNDS
     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) ___
     Not Applicable

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

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Number of      7.   Sole Voting Power             35,000 Common
Shares                                         6,055,552 Common (A)
Beneficially
Owned by       -----------------------------------------------------------------
Each           8.   Shared Voting Power        0
Reporting
Person with:   -----------------------------------------------------------------
               9.   Sole Dispositive Power        35,000 Common
                                               6,055,552 Common (A)

               -----------------------------------------------------------------
               10.  Shared Dispositive Power   0

               -----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        35,000 Common
     6,055,552 Common (A)

     (A) Consists of options to purchase shares of common stock. Options to purchase 7,500,000 shares were granted on November 20, 2006 effective as of
     June 12, 2006. Of that amount, options to purchase 5,000,000 shares are fully vested and have an exercise price of $.10 per share. Options to purchase 2,500,000 shares vest at the rate of 69,444 share per month, subject to certain conditions, and have an exercise price of $.30 per share. The balance of options to purchase 500,000 shares were previously granted at exercise prices ranging from $.23 to $1.44. Therefore, options to acquire 6,055,552 shares of common stock are exercisable within 60 days of the date of this Schedule 13D.

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.7 % of outstanding common.

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14.  TYPE OF REPORTING PERSON
     IN

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Item 1.   Security and Issuer

          (a) The title of the class of equity securities to which this statement relates is common stock.

          (b) The name and address of the principal executive office of the issuer is:
               Ckrush, Inc.
               336 West 37th Street, Suite 410
               New York, NY 10018

Item 2.   Identity and Background

          (a)  Name
               Steven Angel

          (b)  Address
               336 West 37th Street, Suite 410
               New York, NY 10018

          (c)  Occupation/Employment
               Manager of Business Administration of Ckrush, Inc.

          (d)  During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:
               United States of America

Item 3.   Source and Amount of Funds or Other Consideration
          Personal Funds

Item 4.   Purpose of Transaction

          Investment purposes.

          The reporting person does not have plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any material change in the present capitalization or dividend policy of the Issuer;

          (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

          (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

          (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
          or

          (h) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is 6,055,552 shares of common, or 6.7 % of the voting rights.
          This amount is determined after giving effect to the options to acquire 6,020,552 shares of common stock that are exercisable within the next 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          None.

Item 7.   Material to be Filed as Exhibits
          There are no exhibits filed with this Schedule.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         /s/ Steven Angel
                                                         -----------------------
November 30, 2006                                        Steven Angel